Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Year-to-Date Period Ending September 30, 2016
	2011	2012	2013	2014	2015
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$408,669	$435,331	$580,575	$824,745	$754,975	$540,231
Add: Fixed charges	110,946	120,321	133,511	146,835	160,044	143,553
Amortization of interest capitalized	739	755	816	900	993	1,350
Distributed income of equity investees	5,598	7,793	3,274	3,086	66,285	50,047
Less: Interest capitalized	(3,174)	(6,195)	(14,339)	(22,803)	(14,442)	(21,143)
Total earnings	$522,778	$558,005	$703,837	$952,763	$967,855	$714,038

FIXED CHARGES:
Interest expense	$110,700	$120,068	$132,887	$145,862	$158,895	$142,573
Rent expense representative of interest factor	246	253	624	973	1,149	980
Total fixed charges	$110,946	$120,321	$133,511	$146,835	$160,044	$143,553
Ratio of earnings to fixed charges	4.7	4.6	5.3	6.5	6.0	5.0

* Excludes income from equity investments.